Exhibit 99.4

Industry Canada Canada Business Corporations Act	Industrie Canada Loi canadienne sur les sociétés par actions	FORM 14.1 ARTICLES OF ARRANGEMENT (SECTION 192)	FORMULAIRE 14.1 CLAUSES D’ARRANGEMENT (ARTICLE 192)

1 – Name of the applicant corporation(s) - Dénomination sociale de la(des) requérante(s) HYDROGENICS CORPORATION-CORPORATION HYDROGÉNIQUE	2 – Corporation No.(s) - Nº(s) de la(des) société(s) 2362376

3  –  Name of the corporation(s) the articles of which are amended, if applicable Dénomination sociale de la(des) société(s) dont les statuts sont modifiés. le cas échéant

The annexed Schedule A is incorporated in this form

4 – Corporation No.(s) - Nº(s) de la(des) société(s)

5 – Name of the corporation(s) created by amalgamation, if applicable Dénomination sociale de la(des) société(s) issue(s) de la(des) fusion(s), le cas échéant n/a	6 – Corporation No.(s) - Nº(s) de la(des) société(s)

7 – Name of the dissolved corporation(s), if applicable Dénomination sociale de la(des) société(s) dissoute(s), le cas échéant n/a	8 – Corporation No.(s) - Nº(s) de la(des) société(s)

9 – Name of other corporations involved, if applicable Dénomination sociale des autres sociétés en cause le cas échéant The annexed Schedule B is incorporated in this form	10 – Corporation No.(s) or Jurisdiction of Incorporation Nº(s) de la(des) société(s)/ou loi sous le régime de laquelle elle est constituée

11 – In accordance with the order approving the arrangement - Conformément aux termes de I’ordonnance approuvant I’arrangement

a	☒

The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement
Les statuts de la(des) société(s) susmentionnée(s) sont modifiés en conformité avec le plan d arrangement ci-joint

The name of is changed to

La dénomination sociale de est modifiée pour

b	☐	The following bodies corporate are amalgamated in accordance with the attached plan of arrangement Les personnes morales sulvantes sont fusionnées conformément au plan d’arrangement ci-joint

c	☐

The above named corporation(s) is(are) liquidated and dissolved in accordance with the attached plan of arrangement
La(les) société(s) susmentionnée(s) est(sont) liquidée(s) et dissoute(s) conformément au plan d’arrangement ci-joint

d	☒

The plan of arrangement attached hereto, involving the above named body(ies), corporate is hereby effected
Le plan d’arrangement ci-joint portant sur la(les) personne(s) morale(s) susmentionnée(s) prend effet

The annexed Schedule C which sets out information on amendments to the articles is incorporated in this form

Signature	Printed Name - Nom an lettres moulées	12 – Capacity of - En qualité de	13 – Tel. No. - Nº de tél.

	Lawrence Davis	Authorized Signing Officer	905-361-3633

FOR DEPARTMENTAL USE ONLY - A L’USAGE DU MINISTERE SEULEMENT

OCT 27 2009

IC 3189 (2003/06)

Schedule A

3.             Name of the corporation(s) the articles of which are amended, if applicable

Name of Corporation	Corporation No.

Hydrogenics Corporation-Corporation Hydrogénique	2362376

Stuart Energy Systems Corporation	3793257

Hydrogenics Test Systems Inc.	3881105

7188501 Canada Inc	7188501

Schedule B

9.           Name of other corporations involved, if applicable

Name of Corporation	Corporation No. or Jurisdiction of Incorporation

7188501 Canada Inc.	7188501

Stuart Energy Systems Corporation	3793257

Hydrogenics Test Systems Inc.	3881105

Schedule C

11. a       The articles of the above named corporation(s) are amended in accordance with the attached plan of arrangement in particular:

1.	The articles of Hydrogenics Corporation - Corporation Hydrogénique are amended by deleting the Series A and Series B Preferred Shares and all rights, privileges, restrictions and conditions thereto

2.	The name of Hydrogenics Corporation - Corporation Hydrogénique is changed to Algonquin Power & Utilities Corp.

3.	The name of Stuart Energy Systems Corporation is changed to 3793257 Canada Inc

4.	The name of Hydrogenics Test Systems Inc is changed to 3881105 Canada Inc.

5.	The name of 7188501 Canada Inc., is changed to Hydrogenics Corporation - Corporation Hydrogénique.

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                     Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, capitalized terms used but not defined shall have the meanings ascribed thereto in the Definitive Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Algonquin” means Algonquin Power Income Fund, an open-ended unincorporated investment trust established under the laws of the Province of Ontario pursuant to the Algonquin Declaration of Trust;

“Algonquin Declaration of Trust” means the amended and restated declaration of trust dated May 26, 2004, as amended;

“Arrangement” means the arrangement involving Hydrogenics, the Hydrogenics Securityholders, Stuart Energy, Test Systems and Newco under the provisions of section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement, subject to any amendment or modification thereto made in accordance with the terms of the Definitive Agreement and this Plan of Arrangement, or made at the direction of the Court in the Final Order (with the consent of Hydrogenics, the Board of Trustees and Newco, each acting reasonably);

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been made;

“Assumed Liabilities” has the meaning attributed to such term in the Divestiture Agreement, which, for greater certainty, excludes the Excluded Liabilities;

“Board of Trustees” means the board of ‘trustees of Algonquin;

“Business Day” means any day on which banks in the City of Toronto, Ontario are open for business;

“CBCA” means the Canada Business Corporations Act;

“Certificate” means the certificate giving effect to the Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Definitive Agreement” means the support agreement made as of June 11, 2009 between Hydrogenics, the Board of Trustees and Newco;

“Director” means the Director appointed under section 260 of the CBCA;

“Divested Assets” has the meaning attributed to such term in the Divestiture Agreement, which, for greater certainty, excludes the Excluded Assets;

“Divestiture Agreement” means the Divestiture Agreement to be entered into as of the Effective Date providing for the transfer, assignment and conveyance by Hydrogenics, Stuart Energy and Test Systems of the Divested Assets to Newco and the assumption by Newco of the Assumed Liabilities;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as may be specified in writing by Hydrogenics to Newco;

“Excluded Assets” has the meaning attributed to such term in the Divestiture Agreement;

“Excluded Liabilities” has the meaning attributed to such term in the Divestiture Agreement;

“Final Order” means the order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of Hydrogenics, the Board of Trustees and Newco) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or dismissed, as affirmed or varied (provided that any such variation shall be acceptable to Hydrogenics, the Board of Trustees and Newco, each acting reasonably);

“Hydrogenics” means Hydrogenics Corporation, a corporation existing under the laws of Canada;

“Hydrogenics Divested Assets” has the meaning attributed to such term in section 2.3(a);

“Hydrogenics DSU Holders” means the holders of Hydrogenics DSUs;

“Hydrogenics DSUP” means the deferred share unit plan of Hydrogenics;

“Hydrogenics DSUs” means the deferred share units, whether or not vested, granted pursuant to the Hydrogenics DSUP that are outstanding immediately prior to the Effective Time;

“Hydrogenics Note 1” means the promissory note of Hydrogenics, in the principal amount of $10,813,084;

“Hydrogenics Note 2” means the promissory note of Hydrogenics, representing the Additional Amount;

“Hydrogenics Note 3” means the promissory note of Hydrogenics, representing the Post-Closing Amount;

“Hydrogenics Optionholders” means the holders of Hydrogenics Options;

“Hydrogenics Option Plan” means the Amended Stock Option Plan 2007 of Hydrogenics;

“Hydrogenics Options” means the stock options, whether or not vested, to acquire Hydrogenics Shares, granted pursuant to the Hydrogenics Option Plan that are outstanding immediately prior to the Effective Time;

“Hydrogenics Redeemable Shares” means the Hydrogenics Shares once redesignated as “Redeemable Common Shares” pursuant to section 2.3(m)(i) of this Plan of Arrangement;

“Hydrogenics RSU Holders” means the holders of Hydrogenics RSUs;

“Hydrogenics RSUP” means the restricted share unit plan of Hydrogenics;

“Hydrogenics RSUs” means the unvested restricted share units granted pursuant to the Hydrogenics RSUP that are outstanding immediately prior to the Effective Time and in respect of which the holder is not entitled to an immediate payment;

“Hydrogenics Securityholders” means, collectively, the Hydrogenics Shareholders, the Hydrogenics Optionholders, the Hydrogenics DSU Holders and the Hydrogenics RSU Holders;

“Hydrogenics Shareholders” means at any time and unless the context otherwise requires, the registered holders of Hydrogenics Shares at such time;

“Hydrogenics Shares” means the issued and outstanding common shares in the capital of Hydrogenics immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, as the same may be amended or varied by the Court (with the consent of Hydrogenics, the Board of Trustees and Newco, each acting reasonably) pursuant to subsection 192(4) of the CBCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting;

“Meeting” means the special meeting of Hydrogenics Shareholders, to be held to consider the Arrangement, and any adjournment or postponement thereof;

“New Algonquin Shares” means the new class of common shares in the capital of Hydrogenics that are authorized pursuant to section 2.3(m)(ii) of this Plan of Arrangement;

“Newco” means 7188501 Canada Inc., a corporation incorporated under the CBCA, and which is, at the Effective Time, a wholly-owned subsidiary of Hydrogenics;

“Newco DSU Holders” means holders of Newco DSUs;

“Newco DSUP” means the deferred share unit plan to be adopted by Newco having the terms and conditions described in the proxy circular sent to Hydrogenics Securityholders;

“Newco DSUs” means the deferred share units to be granted pursuant to the Newco DSUP or this Plan of Arrangement;

“Newco Option Plan” means the stock option plan to be adopted by Newco having the terms and conditions described in the proxy circular sent to Hydrogenics Securityholders;

“Newco Optionholders” means holders of Newco Options;

“Newco Options” means the stock options to be granted pursuant to the Newco Option Plan or this Plan of Arrangement;

“Newco RSU Holders” means holders of Newco RSUs;

“Newco RSUP” means the restricted share unit plan to be adopted by Newco having the terms and conditions described in the proxy circular sent to Hydrogenics Securityholders;

“Newco RSUs” means the restricted share units to be granted pursuant to the Newco RSUP or this Plan of Arrangement;

“Newco Securityholders” means, collectively, the Newco Shareholders, the Newco Optionholders, the Newco DSU Holders and the Newco RSU Holders;

“Newco Shareholders” means the holders of issued and outstanding Newco Shares;

“Newco Shares” means the common shares in the capital of Newco;

“Stuart Energy” means Stuart Energy Systems Corporation, a corporation existing under the laws of Canada;

“Stuart Energy Divested Assets” has the meaning attributed to such term in section 2.3(b);

“Test Systems” means Hydrogenics Test Systems Inc., a corporation existing under the laws of Canada; and

“Test Systems Divested Assets” has the meaning attributed to such term in section 2.3(c).

1.2                     Number of Hydrogenics Shares

For purposes of determining the number of Hydrogenics Shares outstanding on the Effective Date, that number shall conclusively be considered to be the number set forth in a certificate or letter of the registrar and transfer agent of Hydrogenics on that date

1.3                     Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into “Articles”, “sections”, “subsections” and “subparagraphs” and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. Unless otherwise indicated, all references to an “Article”, “section” or “subsection” followed by a number and/or a letter refer to the specified Article, section or subsection of this Plan of Arrangement. The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section, subsection or subparagraph hereof.

1.4                     Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number shall include the plural and vice versa; (b) words importing any gender shall include all genders; (c) words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities; and (d) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”

1.5                     Currency

Unless otherwise stated, all references in this Plan of Arrangements to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars

1.6                     Date for any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.7                     References to Dates, Statutes, etc.

In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement, contract or indenture are to that agreement, contract or indenture as amended, modified or supplemented from time to time in accordance with its terms.

1.8                           Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Toronto, Ontario) unless otherwise stipulated herein.

ARTICLE 2
THE ARRANGEMENT

2.1                           Definitive Agreement

This Plan of Arrangement is made pursuant to the Definitive Agreement.

2.2                           Effect of Filing Articles of Arrangement

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (a) the Hydrogenics Securityholders; (b) Hydrogenics; (c) Stuart Energy; (d) Test Systems; (e) Newco; and (f) Newco Securityholders.

The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 2 has become effective in the sequence and at the times set out therein.

2.3                           Arrangement and Related Transactions

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality, except as otherwise expressly provided:

(a)           Hydrogenics shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Divested Assets in respect of Hydrogenics (the “Hydrogenics Divested Assets”) to Newco and, as consideration for the Hydrogenics Divested Assets, Newco shall assume the Assumed Liabilities in respect of Hydrogenics and issue to Hydrogenics fully paid Newco Shares with a fair market value equal to the fair market value of the Hydrogenics Divested Assets less the amount of the Assumed Liabilities in respect of Hydrogenics, all on the terms and conditions set forth in the Divestiture Agreement;

(b)           Stuart Energy shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Divested Assets in respect of Stuart Energy (the “Stuart Energy Divested Assets”) to Newco and, as consideration for the Stuart Energy Divested Assets, Newco shall assume the Assumed Liabilities in respect of Stuart Energy and issue to Stuart Energy fully paid Newco Shares with a fair market value equal to the fair market value of the Stuart Energy Divested Assets less the amount of the Assumed Liabilities in respect of Stuart Energy, all on the terms and conditions set forth in the Divestiture Agreement;

(c)           Test Systems shall transfer, assign and convey its entire legal and beneficial right, title and interest in and to the Divested Assets in respect of Test Systems (the “Test Systems Divested Assets”) to Newco and, as consideration for the Test Systems Divested Assets, Newco shall assume the Assumed Liabilities in respect of Test Systems and issue to Test Systems fully paid Newco Shares with a fair market value equal to the fair market value of the Test Systems Divested Assets less the amount of the Assumed Liabilities in respect of Test Systems, all on the terms and conditions set forth in the Divestiture Agreement;

(d)           Stuart Energy shall distribute all of its Newco Shares to Hydrogenics as a return of capital;

(e)           Test Systems shall distribute all of its Newco Shares to Hydrogenics as a partial repayment of the indebtedness owing to Hydrogenics in an amount equal to the fair market value of such Newco Shares;

(f)            Hydrogenics shall issue Hydrogenics Note 1, Hydrogenics Note 2 and Hydrogenics Note 3 to Newco as contributions to the capital of Newco;

(g)           Newco shall adopt and be deemed to have adopted and implemented the Newco RSUP;

(h)           the Hydrogenics RSUP shall be terminated and cancelled and each Hydrogenics RSU shall be terminated and cancelled in exchange for one Newco RSU, the value of which is based on one Newco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics RSU;

(i)            Newco shall adopt and be deemed to have adopted and implemented the Newco DSUP;

(j)            the Hydrogenics DSUP shall be terminated and cancelled and each Hydrogenics DSU shall be terminated and cancelled in exchange for one Newco DSU, the value of which is based on one Newco Share on the same terms and conditions, mutatis mutandis, as the terminated and cancelled Hydrogenics DSU;

(k)           Newco shall adopt and be deemed to have adopted and implemented the Newco Option Plan;

(1)           the Hydrogenics Option Plan shall be terminated and cancelled and each Hydrogenics Option to acquire one Hydrogenics Share shall be terminated and cancelled in exchange for one Newco Option, as the sole consideration, at an exercise price per Newco Share equal to the exercise price per Hydrogenics Share under the Hydrogenics Option so terminated and cancelled and having the same vesting date and expiry date as the Hydrogenics Option so terminated and cancelled, and the Newco Options so granted shall be otherwise deemed to have been granted under, and be subject to, file terms and conditions of the Newco Option Plan;

(m)          the articles of Hydrogenics shall be amended to change its authorized capital as follows:

(i)            by changing the designation of the Hydrogenics Shares to “Redeemable Common Shares”, having the same rights, privileges, restrictions and conditions as the Hydrogenics Shares, but with each Hydrogenics Redeemable Share being redeemable at the option of Hydrogenics in consideration for one Newco Share;

(ii)           by the creation of a new class of common shares (the “New Algonquin Shares”), being an unlimited number of shares designated as “Common Shares”, having the following rights, privileges, restrictions and conditions attaching thereto:

(A)          Dividends: The holders of Common Shares and Redeemable Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of Hydrogenics on the Common Shares and Redeemable Common Shares, such dividends to be declared contemporaneously and paid at the same time in the same property and in equal amounts per share on all Common Shares and Redeemable Common Shares at the time outstanding without preference or priority of one share over another, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of Hydrogenics ranking in priority to the Common Shares and Redeemable Common Shares in respect of dividends, if any;

(B)           Notice and Voting: Except for meetings of holders of a particular class or series of shares other than the Common Shares required by applicable laws to be held as a separate class or series meeting, the holders of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of Hydrogenics, and at such meetings to vote, together with (except at meetings of holders of Common Shares required by applicable laws to be held as a separate class meeting) holders of Redeemable Common Shares on all matters submitted to a vote on the basis of one vote for each Common Share held; and

(C)           Liquidation: In the event of any liquidation, dissolution or winding up of Hydrogenics, whether voluntary or involuntary, or any other distribution of the assets of Hydrogenics among its shareholders for the purpose of winding up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of Hydrogenics ranking in priority to the Common Shares and Redeemable Common Shares, if any, the holders of Common Shares and Redeemable Common Shares shall be entitled, to share rateably, together with the shares of any other class of shares of Hydrogenics ranking equally with the Common Shares and Redeemable Common Shares in respect of return of capital on dissolution, in such assets of Hydrogenics as are available for distribution in equal amounts per share, without preference or priority of one share over another; and

(iii)          (A) the Preferred Shares and all rights, privileges, restrictions and conditions thereto, and (B) the Series A and Series B Preferred Shares and all rights, privileges, restrictions and conditions thereto, shall be deleted if requested in writing by the Board of Trustees, prior to the filing of the Articles of Arrangement.

(n)           Immediately following the Compulsory Acquisition by Hydrogenics pursuant to section 13.12A of the Algonquin Declaration of Trust, each outstanding Hydrogenics Redeemable Share shall be, and shall be deemed to be, redeemed by Hydrogenics, with payment of the redemption price therefor to be effected by the issuance of one Newco Share for each Hydrogenics Redeemable Share;

(o)           the names of Hydrogenics, Stuart Energy and Test Systems shall be changed to “Algonquin Power Inc.”, “Algonquin Energy Systems Corporation” and “Algonquin Test Systems Inc.”, respectively, or such other names as may be requested in writing by the Board of Trustees, prior to the filing of the Articles of Arrangement, to Hydrogenics, Stuart Energy and Test Systems, and permitted by Hydrogenics, acting reasonably, and the Director;

(p)           the name of Newco shall be changed to “Hydrogenics Corporation - Corporation Hydrogénique”;

(q)           the number of directors of Hydrogenics shall be reduced from seven to four, and the incumbent directors of Hydrogenics shall, and shall be deemed to, have resigned and be replaced, as directors, by the trustees of Algonquin;

(r)            the number of directors of Newco shall be increased from three to seven, and the resigning directors of Hydrogenics in subsection 2 3(q), shall, and shall be deemed to, be the directors of Newco;

(s)           the initial auditors of Newco will be PricewaterhouseCoopers LLP, who shall continue in office until the close of business of the first annual meeting of the holders of Newco Shares, and the directors of Newco are authorized to fix the remuneration of such auditors;

(t)            the auditors of Hydrogenics will be KPMG LLP, who shall continue in office until the close of business of the next annual meeting of the holders of New Algonquin Shares, and the directors of Hydrogenics are authorized to fix the remuneration of such auditors; and

(u)           Hydrogenics will pay to Newco $10,813,084 in full satisfaction of Hydrogenics Note 1..

2.4                           Effect of Redemptions and Exchanges

As a result of the exchange of Hydrogenics Shares provided in subsection 2..3(n):

(a)           each Hydrogenics Shareholder shall cease to be a holder of the Hydrogenics Shares and such holder’s name shall be removed from the register of holders of Hydrogenics Shares as of the Effective Date; and

(b)           each Hydrogenics Shareholder whose Hydrogenics Shares are exchanged shall become a holder of the number of Newco Shares to which such holder is entitled as a result of such exchange and such holder’s name shall be added to the register of holders of Newco Shares as of the Effective Date.

2.5                           Effect of Transfer of Divested Assets and assumption of Assumed Liabilities

As a result of the transfer, assignment and conveyance of Divested Assets and assumption of Assumed Liabilities provided in subsections 2.3(a), 2.3(b) and 2.3(c) each of Hydrogenics, Stuart Energy and Test Systems will be released from all debts, liabilities, commitments and obligations of any nature (whether matured or unmatured, accrued, fixed, contingent or otherwise) of any kind whatsoever with respect to the Divested Assets and Assumed Liabilities.

ARTICLE 3
OUTSTANDING HYDROGENICS CERTIFICATES, ETC.

3.1                           Rights of Hydrogenics Shareholders

From and after the Effective Time, certificates formerly representing Hydrogenics Shares exchanged under the Arrangement shall represent only the right to receive the consideration to which the former holder of such Hydrogenics Shares is entitled to receive pursuant to Article 2. Hydrogenics Shareholders shall not be entitled to any interest, dividend, premium or other payment on or with respect to the Hydrogenics Shares other than the transfer of Newco Shares to which they are entitled pursuant to Article 2 of the Plan of Arrangement.

3.2                           Rights of Other Hydrogenics Securityholders

From and after the Effective Time, grant letters, agreements, certificates and other instruments or documents, if any, formerly representing Hydrogenics RSUs, Hydrogenics DSUs and Hydrogenics Options, or rights thereto, shall represent only the Newco RSUs, Newco DSUs and Newco Options granted to the Hydrogenics RSU Holders, Hydrogenics DSU Holders and Hydrogenics Optionholders pursuant to Article 2.

ARTICLE 4

AMENDMENTS

4.1                           Amendments to Plan of Arrangement

(a)           Hydrogenics may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to Hydrogenics Shareholders if and as required by the Court.

(b)           Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Hydrogenics at any time prior to or at the Meeting with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)           Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only, if required by the Court or applicable law, it is consented to by the Hydrogenics Shareholders voting in the manner directed by the Court.

(d)           Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of Hydrogenics and Newco, provided that it concerns a matter which, in the reasonable opinion of Hydrogenics and Newco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Hydrogenics, Newco or any former Hydrogenics Securityholder.

ARTICLE 5
GENERAL

5.1                           Paramountcy and Releases

From and after the Effective Date (i) this Plan of Arrangement shall take precedence and priority over any and all Hydrogenics Shares, Hydrogenics RSUs, Hydrogenics DSUs and Hydrogenics Options granted prior to the Effective Time, (ii) the rights and obligations of the Hydrogenics Securityholders, Hydrogenics, Stuart Energy, Test Systems, Newco and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted), only with respect to or in connection with this Plan of Arrangement, based on or in any way relating to the Hydrogenics Shares, Hydrogenics RSUs, Hydrogenics DSUs, Hydrogenics Options, the Divested Assets and the Assumed Liabilities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2                           Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Definitive Agreement shall make so and execute, or cause to be made, done or executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of the parties thereto in order to further document or evidence any of the transactions or events set out herein